NOTICE OF ANNUAL AND SPECIAL MEETING OF SHAREHOLDERS

Thursday, May 22, 2008
12 noon (New Zealand Standard Time)

Chancellor 2
James Cook Hotel Grand Chancellor
147 The Terrace
Wellington, New Zealand

AUSTRAL PACIFIC ENERGY LTD.
Level 3, 40 Johnston Street
Wellington 6011
NEW ZEALAND

NOTICE OF ANNUAL AND SPECIAL MEETING OF SHAREHOLDERS

NOTICE IS HEREBY GIVEN that the Annual and Special Meeting (the “Meeting”) of shareholders of Austral Pacific Energy Ltd. (the “Company”) will be held on:

Thursday, May 22 2008 at 12 noon (New Zealand Standard Time)

at James Cook Hotel Grand Chancellor, 147 The Terrace, Wellington, New Zealand

for the following purposes:

ANNUAL MATTERS

Presentation of Financial Statements – To receive the consolidated financial statements and the related management discussion and analysis for the year ending December 31, 2007, and the auditor’s report on those statements;

Appointment of Auditor – To appoint the auditor of the Company;

Election of Directors – To elect the directors of the Company;

SPECIAL MATTERS

Confirmation of Share Option Plan – To consider and if thought fit, approve an ordinary resolution to reconfirm the adoption of the 2006 Share Option Plan, as more particularly set out in the attached Information Circular, under which a maximum of 10% of the issued and outstanding shares of the Company is reserved for issuance as options at any time;

OTHER MATTERS

To consider any permitted amendment to or variation of any matter identified in this Notice and to transact such other business as may properly come before the Meeting or any adjournment thereof.

Management is not currently aware of any other business expected to come before the Meeting.

The Information Circular (which sets out the details of each of the matters to be dealt with at the Meeting) and a Proxy Form accompany this Notice of Meeting and form part of this Notice of Meeting.

Holders of common shares and preferred shares are invited to attend the Meeting. Only shareholders of record at the close of business on April 3, 2008 will be entitled to vote, in person or by proxy, at the Meeting.

If you are a registered shareholder entitled to vote at the Meeting but are unable to attend the Meeting in person, please exercise your right to vote by proxy on the matters to be considered at the Meeting. To be effective, proxies must be completed, dated and signed, and delivered in accordance with the instructions set out in the Proxy Form and in the Information Circular.

An unregistered shareholder who plans to attend the Meeting must follow the instructions set out in the Proxy Form or in the Voting Instruction Form to ensure that such shareholder’s shares will be voted at the Meeting.

By Order of the Board of Directors,

(Signed) P J Hill

Peter Hill
Chairman of the Board
Wellington, New Zealand
April 28, 2008

AUSTRAL PACIFIC ENERGY LTD.
Level 3, 40 Johnston Street
Wellington 6011
NEW ZEALAND

INFORMATION CIRCULAR
Information as at April 3, 2008

This Information Circular is furnished in connection with the solicitation of proxies by the management of Austral Pacific Energy Ltd. (the “Company”) for use at the Annual and Special Meeting of the shareholders of the Company (the “Meeting”) to be held at the time and place and for the purposes set out in the accompanying Notice of Meeting, and for use at any adjournment of the Meeting.

Unless otherwise indicated:

“Beneficial Shareholders” means shareholders who do not hold Shares in their own name;

“Intermediary” refers to a broker, investment firm, clearing house, financial institution, or a participant, trustee or administrator of a self-administered retirement savings plan, retirement income fund, education savings plan, or other similar self-administered savings or investment plan registered under the Income Tax Act (Canada), or a nominee and similar entities that hold securities on behalf of Beneficial Shareholders;

“Shares” means common shares in the capital of the Company; and

“$” are United States dollars.

PROXY INFORMATION

Solicitation of Proxies

The enclosed Proxy is solicited by and on behalf of the management of the Company. The solicitation of proxies will be primarily by mail, but also possibly by email, phone or other personal contact by directors, officers and regular employees of the Company at a nominal cost. The Company will bear all costs of such solicitation. The Company has arranged with Intermediaries to forward Meeting materials to Beneficial Shareholders held of record by such Intermediaries and the Company may reimburse the Intermediaries for their reasonable fees and disbursements incurred in so doing.

Registered Shareholders

If you are a registered shareholder of the Company, you may wish to vote your Shares by proxy whether or not you are able to attend the Meeting in person (see “Appointment of Proxyholders” below).

Alternatively, you may attend the Meeting in person. Please bring the Proxy Form and personal identification with you to assist with registration.

Appointment of Proxyholders

You may appoint any person as proxyholder by submitting your completed Proxy Form as required in the instructions on the Proxy Form.

The persons named in the Proxy Form are the Chairman of the Board and other directors of the Company. If you are a shareholder entitled to vote at the Meeting, you may appoint any other person to attend, vote and act for you at the Meeting, other than the persons named in the Proxy Form. To exercise this right, you must strike out the proxyholder names shown and insert the name of your nominee (who need not be a shareholder of the Company) in the space provided.

To be valid, the Proxy Form must be completed, dated and signed by the shareholder, or by a duly authorized attorney, officer, or other representative of the shareholder, and returned to the Share Registrar of the Company (the “Share Registrar”) as set out on your Proxy Form – by hand, mail or fax, or vote via the internet or by phone – no later than 48 hours (excluding Saturdays, Sundays and holidays) before the Meeting or the adjournment thereof at which the Proxy is to be used.

Please refer to your Proxy Form for the appropriate Share Registrar for your Shares.

The Share Registrar for the Canadian register is:

Computershare Investor Services Inc.
3rd Floor, 510 Burrard Street, Vancouver B.C. V6C 3B9
Fax +1 604 661 9401

The Share Registrar for the New Zealand register is:

Computershare Investor Services Limited
Level 2, 159 Hurstmere Road, Takapuna, North Shore City
(Private Bag 92119, Auckland Mail Centre, Auckland 1142)
Fax + 64 9 488 8787

Beneficial Shareholders

Only registered shareholders (those whose names appear on the records of the Company as the registered holders of Shares) can attend, be recognized and vote at the Meeting, whether in person or by proxy.

The following information is of significant importance to the many shareholders of the Company who do not hold Shares in their own name (“Beneficial Shareholders”). If your Shares are listed in an account statement provided to you by a broker, then in almost all cases those Shares will NOT be registered in your name on the records of the Company, and you will be a Beneficial Shareholder. Such Shares are likely to be registered in the name of an Intermediary or a clearing agency. In the United States, the vast majority of such Shares are registered under the name of Cede & Co. as nominee for The Depositary Trust Company (which acts as depositary for many U.S. brokerage firms and custodian banks), and in Canada, under the name of CDS & Co. (the registration name for The Canadian Depository for Securities Limited, which acts as nominee for many Canadian brokerage firms).

Intermediaries are required to forward meeting materials and seek voting instructions from Beneficial Shareholders in advance of shareholders’ meetings. Every Intermediary has its own mailing procedures and provides its own return instructions to clients, which should be carefully followed in order to ensure that the Shares are voted at the Meeting.

Beneficial Shareholders Receiving Materials Directly

There are two kinds of Beneficial Shareholders under Canadian regulatory policy – those who object to their name being made known to the issuers of securities which they own (called “OBOs” for Objecting Beneficial Owners) and those who do not object to the issuers of the securities they own knowing who they are (called “NOBOs” for Non-Objecting Beneficial Owners). The Company takes advantage of the provisions of National Instrument 54-101 that permit it to directly deliver proxy-related materials to its NOBOs. As a result, NOBOs will receive a scan-able Voting Instruction Form (“VIF”) from the Company’s Share Registrar.

In order to register your vote or to attend and vote in person, this VIF must be completed and returned to the Share Registrar as instructed on the VIF – in the envelope provided, by facsimile or by voting on the internet or by phone. The Share Registrar will tabulate the results of the VIFs received from NOBOs and will provide appropriate instructions at the Meeting with respect to the Shares represented by the VIFs it receives.

If you are a Beneficial Shareholder, and the Company or its agent has sent these materials directly to you, your name and address and information about your holdings of securities have been obtained in accordance with applicable securities regulatory requirements from the Intermediary holding on your behalf. By choosing to send these materials to you directly, the Company (and not the Intermediary holding on your behalf) has assumed responsibility for (i) delivering these materials to you, and (ii) executing your proper voting instructions. Please return your voting instructions as specified in your VIF.

Objecting Beneficial Owners

If you are a Beneficial Shareholder of the Company and received these materials through an Intermediary, please complete and return the materials in accordance with the instructions provided to you by your Intermediary. The form of proxy is similar to the Proxy Form provided to registered shareholders by the Company, but its purpose is limited to instructing the Intermediary how to vote on your behalf. You should carefully follow the instructions of your Intermediary in order to ensure that your Shares are voted at the Meeting.

Most brokers now delegate responsibility for obtaining instructions from clients to Broadridge Investor Communications (“Broadridge”) in the United States and in Canada. Broadridge mails its own form of VIF in lieu of the Proxy Form provided by the Company. Broadridge’s VIF will name the same persons as the Company’s Proxy Form to represent you at the Meeting. You have the right to appoint any person (who need not be a registered or Beneficial Shareholder of the Company), other than the persons designated in that VIF, to represent you at the Meeting. To exercise this right, you should insert the name of your desired representative in the blank space provided in the VIF. The completed VIF must then be returned to Broadridge, in accordance with Broadridge’s instructions. Broadridge then tabulates the results of all instructions received and provides appropriate instructions respecting the voting of Shares to be represented at the Meeting. If you receive a VIF from Broadridge, you cannot use it to vote Shares directly at the Meeting – the VIF must be returned to Broadridge, in accordance with its instructions, well in advance of the Meeting, in order to have your Shares voted.

Attendance by Beneficial Shareholders

As a Beneficial Shareholder, you can not be recognized directly at the Meeting for the purposes of voting Shares registered in the name of your Intermediary. However, you may attend the Meeting as proxyholder for your Intermediary and vote your Shares in that capacity. To do so, you should enter your own name in the blank space on the Proxy Form or VIF provided to you by your Intermediary or the Registrar and return it in accordance with the instructions provided, well in advance of the Meeting.

Alternatively, you can request in writing that your Intermediary send to you a legal proxy which would enable you to attend at the Meeting and vote your Shares.

Voting of Proxies

The persons named in your Proxy Form will vote or withhold from voting the Shares represented by the Proxy in accordance with your instructions. If you do not specify a choice in the Proxy, the persons named in the Proxy will vote the Shares represented by the Proxy FOR such matter. The Proxy confers discretionary authority on the persons named in it with respect to any amendment to or variation of any matter identified in the Proxy Form and any other matter that properly comes before the Meeting. If any such amendment, variation or other matter is properly brought before the Meeting, the named persons may vote in accordance with their best judgment on the matter.

Revocation of Proxies

A registered shareholder who has deposited a proxy may, at any time before its use, revoke it in any manner provided by law, including by:

(a)

signing a valid notice of revocation or signing a proxy bearing a later date (the “Instrument”), in either case executed by the shareholder or by a duly authorized attorney, officer, or other representative, and delivering or faxing the Instrument to the same address required for depositing the original proxy OR at the registered office of the Company (at the offices of Lang Michener LLP, Suite 1500, 1055 West Georgia Street, Vancouver, B.C. V6E 4N7, Canada), at any time up to 5:00 pm on the last business day before the Meeting OR with the Chairman of the Meeting on the day of the Meeting; or

(b)	attending the Meeting in person and registering with the scrutineer as personally present for voting purposes.

A Beneficial Shareholder may revoke a voting instruction form or proxy given to an Intermediary in accordance with the instructions given by the Intermediary.

QUORUM; VOTES NECESSARY TO PASS RESOLUTIONS

The Company’s Articles provide that a quorum for the transaction of business at any shareholders’ meeting is two shareholders or proxyholders present, representing a minimum of thirty three and one third percent (33 1/3%) of the issued voting Shares in the Company. If a quorum is not present within one-half hour after the time set for the commencement of the Meeting, the Meeting will be adjourned and set over for one week to the same time and place, and thereupon whatever number of Shares is represented shall constitute a quorum.

A simple majority (ie 50%) of votes cast at the Meeting is required to pass all resolutions.

If there are more nominees for election as directors or for appointment of the Company’s auditor than there are vacancies to fill as a consequence of alternative nominations from the floor of the Meeting, those nominees receiving the greatest number of votes will be elected or appointed, as the case may be, until all such vacancies have been filled. If the number of nominees for election or appointment is equal to the number of vacancies to be filled, all such nominees will be declared elected or appointed by acclamation.

VOTING SECURITIES; PRINCIPAL HOLDERS

The share transfer books of the Company will not be closed, but the Board of Directors has fixed April 3, 2008 as the record date (“Record Date”) for the determination of shareholders entitled to receive notice of, and vote at, the Meeting and at any adjournment.

Only registered shareholders at the close of business on the Record Date who either attend the Meeting personally or complete, sign and deliver a Proxy Form in the manner and subject to the provisions described above, will be entitled to vote or to have their Shares voted at the Meeting.

The Company has an unlimited authorized capital of Common Shares without par value. As at April 3, 2008, the Company had 44,916,131 Common Shares and 7,692,308 Preferred Shares outstanding, each Share carrying the right to one vote. However, the Company has reached an agreement in principle with the holders of the preferred shares for the exchange of the preferred shares into convertible debentures, with effect from January 1, 2008. The convertible debentures would have similar commercial terms, but would not be entitled to any voting rights. The exchange will be subject to a number of conditions precedent, including the approval of the TSX. Pending exchange, the holders of the preferred shares have undertaken not to vote these shares at the Meeting.

Principal Holders

To the knowledge of the directors and officers of the Company, only the following persons beneficially own, or control or direct, directly or indirectly, Shares carrying more than 5% of the voting rights attached to any class of voting securities of the Company as at April 3, 2008:

Name and Residence	Number of Securities (3)		Class of Securities	Percent of Class

Infratil Gas Limited	6,044,100		Common	13.46
Wellington, New Zealand
Mr. P Loretto (1)	3,585,190		Common	7.98
Vancouver, BC, Canada
Trans-Orient Petroleum Ltd. (2)	3,110,240		Common	6.92
Vancouver, BC, Canada
Treaty Oak Master Fund (4)	7,900,000		Common	17.59
Austin, Texas, USA
Eclectic Investment Trust plc (5)	4,070,000		Common	9.06
Chelmsford, Essex, UK	7,692,308	(6)	Preferred	100.00

(1)

Mr. Loretto is the CEO, a director, President, and a principal shareholder of Trans-Orient Petroleum Ltd. (“Trans-Orient”) and as such all holdings disclosed in relation to Trans-Orient Petroleum Ltd. are also included in Mr. Loretto’s holdings.

(2)	Trans-Orient is a public company traded on the OTC Bulletin Board (TOPLF) in the United States.

(3)	As reported in public filings.

(4)	Three separate investment funds managed by the same fund manager are treated as being under common control, despite diverse beneficial ownership of the funds by investors.

(5)	Two separate investment funds managed by the same fund manager are treated as being under common control, despite diverse beneficial ownership of the funds by investors.

(6)

As discussed above (under the heading “Voting Securities; Principal Holders”), the holders of the Preferred Shares have undertaken not to exercise voting rights applicable to the Preferred Shares at the Meeting.

20 Largest Registered Holders of Common Shares as at April 3, 2008

This list is required to be disclosed by regulations under New Zealand securities law. In New Zealand, most shareholders hold shares in their own names and this list is intended to give information about the major shareholders of the Company. Due to the common practice in North America for shares to be held via Intermediaries, this list does not provide that information accurately for North American shareholdings, as it does not take account of holdings of beneficial shareholders in the Company (of which there are some 5,000). See table above for major shareholders holding over 5%, directly or indirectly, for a more accurate view of major shareholdings in the Company.

Name of Registered Holder	Country of Residence	Common Shares %

CDS & Co (1)	Canada	11,742,565	26.14
Infratil Gas Ltd	New Zealand	5,843,461	13.01
Treaty Oak Ironwood Ltd	Grand Cayman	4,754,250	10.58

Name of Registered Holder	Country of Residence	Common Shares %

Cede & Co (1)	United States of America	3,414,869	7.60
Treaty Oak Master Fund	United States of America	2,745,750	6.11
HSBC Private Banking Nominees	United Kingdom	2,035,000	4.53
The Northern Trust Company	Canada	2,035,000	4.53
Accident Compensation Corporation	New Zealand	1,688,849	3.76
Hubbard Churcher Trust Management Ltd	New Zealand	736,859	1.64
P G Lennon	New Zealand	670,205	1.49
ANZ Nominees Ltd	New Zealand	560,000	1.25
Dagger Nominees Ltd	New Zealand	485,396	1.08
Treaty Oak Acorn	United States of America	400,000	0.89
IDFK International Management <A/C 1>	Malaysia	370,371	0.82
Melior Pty Limited	Australia	370,371	0.82
IDFK International Management <A/C 2>	Malaysia	350,463	0.78
Nessock Custodians Limited (069 a/c)	New Zealand	226,231	0.50
Sadat Naderi	United Kingdom	216,050	0.48
Tatiana Willshee	Australia	216,050	0.48
Terri Zadko	Australia	216,050	0.48
TOTALS		39,077,790	87.00	(2)

(1)	These shareholders hold shares on behalf of numerous beneficial shareholders, each such shareholder being entitled to exercise their shareholding rights individually.

(2)	Column may not add to total percentage, due to rounding.

MATTERS TO BE ACTED UPON AT THE MEETING

Presentation of Financial Statements

The consolidated financial statements and the related management discussion and analysis of the Company for the year ended December 31, 2007 and the report of the auditor on those statements will be placed before the Meeting.

The audited financial statements and the report of the auditor, and the related management discussion and analysis are included in the Annual Report, which Annual Report is specifically incorporated by reference into, and forms an integral part of, this Information Circular. If the shareholder has previously requested a copy of the annual financial statements and the related management discussion and analysis, such Annual Report will have been mailed to the shareholder, or the shareholder will have received email notification that the Annual Report is available for download from the Company’s website. Any shareholder may obtain a copy of the Annual Report from the Company’s website at www.australpacific.com, from the Canadian securities regulatory administrators’ website at www.SEDAR.com, or from the Secretary of the Company upon request by email, fax, mail or phone, at the addresses at the end of this Information Circular. Additional copies will be available at the Meeting.

Appointment of Auditor

The Audit Committee recommends that KPMG New Zealand, Chartered Accountants, the current auditor of the Company, be re-appointed as the Company’s auditor to hold office until the close of the next annual meeting of shareholders at a remuneration to be fixed by the directors. KPMG New Zealand has served as auditor of the Company since June 25, 2004. Representatives of KPMG New Zealand will be present at the Meeting.

The named proxyholders, unless directed otherwise by the shareholders completing the Proxy, intend to vote FOR the re-appointment of KPMG New Zealand, Chartered Accountants, as auditor of the Company to hold office until the close of the next annual meeting of the shareholders, at a remuneration to be fixed by the directors.

Election of Directors

The directors have set the number of directors to be elected at the Meeting at 7 (seven).

The number of directors currently in office is seven. The term of office of each of the current directors will end at the conclusion of the Meeting. Accordingly, the shareholders will be called upon to elect seven directors, who will each remain in office until the conclusion of the next annual meeting of the Company or until his or her successor is duly elected or appointed, unless the office is earlier vacated in accordance with the Articles of the Company or the provisions of the Business Corporations Act (British Columbia) or if he or she becomes disqualified to act as a director.

All the proposed directors are currently directors of the Company. A majority of the current directors and of the proposed directors are independent.

The following tables set out the names of the Company’s seven proposed directors, each proposed director’s principal occupation, all major offices in the Company each proposed director now holds, the Board’s determination of their independence, and the period of time during which each proposed director has been a director of the Company (Table 1), and the number of Shares of the Company beneficially owned, or controlled or directed, directly or indirectly, by each proposed director, as at April 3, 2008 and December 31, 2007, and the number of options held by each proposed director as at April 3, 2008 (Table 2):

Table 1:

Name; Principal Occupation (1)	Residence (1)	Positions Held; Board Committees; Independence	Period as a Director

Ronald Bertuzzi	Vancouver,	Director; Member, Audit & Remuneration Committees	Oct 2, 1992 to Oct 30, 1996;
Retired Medical Sales Consultant	B.C., Canada	Independent	Mar 31, 1998 to present
Douglas Ellenor	Surrey,	Director; Chairman, Remuneration & Nominating	Jan 1, 2006 to present
Oil Industry Consultant,	B.C., Canada	Committees; Member, Audit Committee
Jade Consulting Ltd		Independent

Name; Principal Occupation (1)	Residence (1)	Positions Held; Board Committees; Independence	Period as a Director

Peter Hazledine Company Director	Wellington, New Zealand	Director; Member, Audit & Remuneration Committees Independent	Jan 1, 2008 to present

Peter Hill Oil Industry Consultant, Company Director	Boston, MA USA	Director; Chairman of the Board; Member, Audit & Nominating Committees Independent	Jan 1, 2006 to present

Thompson Jewell Company Executive	Wellington, New Zealand	Director; Chief Executive Officer; President Non-independent	May 4, 2007 to present

David Newman Company Director	Paraparaumu Beach, New Zealand	Director; Chairman, Audit Committee; Member, Remuneration & Nominating Committees Independent	Sept 26, 2003 to present

Bernhard Zinkhofer Lawyer, Lang Michener LLP	Richmond, B.C., Canada	Director Non-independent (3)	Mar 27, 2001 to Jul 8, 2005. Aug 22, 2007 to present

(1)	Information as to residence and principal occupation has been furnished by the respective directors individually.

(2)	Mr. Jewell is the Company’s CEO and President, and as such is classified as not independent.

(3)	Mr. Zinkhofer’s law firm provides legal services to the Company and so Mr. Zinkhofer is classified as not independent.

Table 2:

	Securities Beneficially Owned or Controlled (1)		Options Held/Vested
Name	As at Apr 3, 08	As at Dec 31, 07	As at Apr 3, 08

Ronald Bertuzzi	49,900	48,900	50,000/0 (3)
Douglas Ellenor	50,000	0	110,000/40,000 (2) (3)
Peter Hazledine	0	0	60,000/0 (4)
Peter Hill	309,400	309,400	110,000/40,000 (2) (3)
Thompson Jewell	0	0	450,000/133,334 (3) (4)
David Newman	42,500	42,500	62,500/12,500 (2) (3)
Bernhard Zinkhofer	270,800	215,800	110,000/0 (3)

(1)	Information as to common shares beneficially owned, or controlled or directed (directly or indirectly), has been furnished by the respective directors individually.

(2)	Options are granted vesting over three years.

(3)	Options are granted vesting over 18 months.

(4)	Options are granted vesting over 24 months.

Biographical summaries and other required information about each of the proposed directors are set out below. Such information was supplied by the respective proposed directors.

Mr. Ronald Bertuzzi

Mr. Bertuzzi was a member of the Board of Directors from October 2, 1992 to October 30, 1996 and was re-appointed in March 1998. Mr. Bertuzzi received a Bachelor of Economics from the University of British Columbia in 1965 and has worked in the medical sales and product development industries since that time. He retired in August 2002, but for the 10 years previous, Mr. Bertuzzi was a sales manager with El Rad Services of Vancouver, B.C. in Canada.

Mr. Bertuzzi is a past Board member and past President of Gondwana Energy Ltd., and past Board member of AMG Oil Ltd.

Dr. Douglas Ellenor

Dr. Ellenor was appointed to the Board from January 1, 2006. He holds a BSc (Hons) (Queen’s University, Kingston) and PhD (University of New England, Australia), both in Geology. He has over 35 years’ experience in the exploration and production (E&P) industry, spending 25 years with the Royal Dutch/Shell Group in Australasia, Europe and North and South America. During that period, he held progressively more senior managerial assignments, chiefly in Exploration, culminating in his appointment as President and CEO of the Shell Companies of Colombia (1992-1996). He left Shell in 1996 to become CEO of the Colombian E&P company, Hocol SA, a position he held until 1998. After a posting as Business Development Director in London, UK, he returned home to Canada and established an oil and gas consulting company. In this capacity, he again served as CEO of Hocol SA (2002-2003) and later CEO of Orca Petroleum, Inc. (2004-2006).

Dr. Ellenor was appointed to the Board of Orca Petroleum, Inc., Calgary (TSX-V: OPI) in 2000, and continued to serve in that capacity until April 2006. In September 2006, he joined the board of L&M Petroleum Ltd (NZSX, ASX: LMP) as a non-executive member. He is a member of the American Association of Petroleum Geologists and Canadian Society of Petroleum Geologists.

Mr. Peter Hazledine

Mr. Hazledine was appointed to the Board from January 1, 2008. Mr. Hazledine is a New Zealander with 35 years experience in the international E&P industry. He spent 30 years with the Royal/Dutch Shell Group in Africa, the Middle East, New Zealand, Europe, and South America. He worked initially as a petrophysicist and production technologist, moving into operations engineering and management (including 10 years with Shell’s New Zealand operating company, Shell Todd Oil Services, on the Maui and other Taranaki fields). He left Shell in 2004, to take up a senior management position with Vector Gas (formerly NGC), the principal gas distributor in the New Zealand market. He left this role in late 2007 to pursue a more diverse portfolio of opportunities.

Mr. Hazledine has a B.SC (Hons) in mineral technology from Otago University, in Dunedin, New Zealand. He is a member of the Institute of Directors in New Zealand.

Dr. Peter Hill

Dr. Hill was appointed to the Board from January 1, 2006. He holds a B.S. Degree in Geology from Southampton University, England, and a shared Doctorate of Philosophy in Sedimentology from Southampton University and Trinity College, Ireland. Dr. Hill has over 35 years’ experience in the exploration and production industry, spending 22 years with British Petroleum in a range of senior positions in Australia, Egypt, New Zealand, the North Sea and South America. Dr. Hill is now a consultant advising companies on strategic delivery and governance, and works with Palo Alto Investors, a large hedge fund, on international energy investment opportunities.

Dr. Hill was President and CEO of Benton Oil and Gas Company, originally in Carpinteria, California, now in Houston, Texas, U.S.A. (now called Harvest Natural Resources, Inc.) from August 2000 until October 2005. He remained on the Board of that company until end May 2006.

Mr. Thompson Jewell – CEO, President

Mr. Jewell has some 30 years of experience in the international oil and gas industry, having worked in the Middle East, the United States, the United Kingdom, Australia and Canada. Educated at the University of Alberta, Mr. Jewell holds a B. Sc in geophysics. He was appointed as CEO of the Company from May 1, 2007 and elected as a director from May 4, 2007.

Mr. Jewell has held a variety of technical and senior executive roles in previous positions with Amoco (1977-1999) and Santos (2000-2004). He was responsible for the successful design and execution of Amoco’s Deep Water Gulf of Mexico E&P strategy that supported a $100 million per year exploration and appraisal budget. Thompson represented Amoco as President of the company in Oman during an active exploration phase. Mr Jewell’s tenure with Santos in Australia included significant discoveries in the NW Shelf and appraisal of an Otway Basin discovery.

Mr. David Newman

Mr. Newman was appointed to the Board in September 2003. He is a Chartered Accountant and formerly Chief Executive Officer of the Institute of Directors in New Zealand. He previously had a 22 year career with British Petroleum, culminating in four years as Chief Executive and Managing Director of BP New Zealand Limited (1990 - 1994).

Mr. Newman’s current directorships include Chairman of Infratil Limited (director since February 1994), Wellington International Airport Limited (director since December 1998) and Loyalty New Zealand Limited (director since December 2006). Mr. Newman is also a member of the Board of Guardians of the New Zealand Superannuation Fund and a director of Infratil European Airports Limited. Mr. Newman’s past directorships have included Chairman of Norwich Union and State Insurance Group in New Zealand, Chairman of the NZ Refining Company Limited and of Finmedia Limited, member of the advisory board of BP Australia, and a director of New Zealand Post Limited.

Mr. Bernhard Zinkhofer

Mr. Zinkhofer was educated at the universities of Calgary (B.Comm-1977) and Victoria (LL.B-1983) and is accredited as a Chartered Accountant (1980) and as a lawyer (1984). He has practised law as a partner at the law firm of Lang Michener LLP in their Vancouver, British Columbia office since 1992.

Mr. Zinkhofer served as a director the Company from 2001 to 2005, and was re-appointed to the Board on August 22, 2007. He has served as a director of several public and private corporations. He is currently corporate secretary of two public companies listed in Canada - Great Basin Gold Ltd. and Inviro Medical Inc., and is a director of a third, Wireless2 Technologies Inc.

The named proxyholders, unless directed otherwise by the shareholders completing the Proxy, will vote FOR the election of each of the proposed directors named above to hold office until the next annual meeting of the Company. The Board does not contemplate that any of its proposed directors will be unable to serve as a director, but if for any reason that should occur, the persons named in the Proxy Form shall have the right to use their discretion to vote for a properly qualified substitute.

The names of further proposed directors may come from the floor at the Meeting. The Company has received no other nominations for election to the Board of Directors or any other shareholders’ proposal as permitted by the Business Corporations Act (British Columbia).

PARTICULARS OF SPECIAL MATTERS TO BE ACTED UPON

Approval of Share Option Plan

The Company’s incentive share option plan (dated for reference March 3, 2006; the “2006 Plan”) was originally approved by the shareholders of the Company on May 2, 2006, and re-confirmed by the Company’s shareholders at the Annual General & Special Meeting on August 22, 2007. The Board of Directors of the Company does not propose any amendments to the 2006 Plan.

Under the policies of the TSX Venture Exchange (“TSX-V”), the 2006 Plan must be re-confirmed annually by shareholders.

The 2006 Plan provides for a maximum of 10% of the issued and outstanding Shares of the Company to be reserved for issuance. Currently, the Company has 44,916,131 Common Shares issued and outstanding. Therefore, 4,491,613 Shares are currently available for options granted under the 2006 Plan. The number of options currently outstanding is 2,047,500, so the number available for grant is 2,444,113.

It is the responsibility of the Company’s Board of Directors to ensure that the provisions of the 2006 Plan are adhered to. The Board also has the authority to amend the 2006 Plan to reduce, but not increase, the benefits to its participants if in their discretion it is necessary or advisable.

A full copy of the 2006 Plan will be available for inspection at the Meeting, and may be downloaded without charge from the Company’s website at www.austral-pacific.com or will be promptly provided by the Company on request (to security holders without charge). Requests may be made by email, fax, mail or phone, to the Secretary of the Company at the addresses at the end of this Information Circular.

At the Meeting, shareholders will be requested to approve an ordinary resolution, with or without variation, that:

“the Company approve the continuation of its existing share option plan (the 2006 Share Option Plan), which plan shall remain in effect until further ratification is required under applicable regulatory approval.”

The named proxyholders, unless directed otherwise by the shareholders completing the Proxy, will vote FOR the resolution adopting and ratifying the 2006 Plan.

OTHER MATTERS

As of the date of mailing of this Information Circular, the Directors are not aware of any other matters which they anticipate will come before the Meeting.

If any other matters properly come before the Meeting, the Shares represented by the Proxy solicited hereby will be voted on such matters in accordance with the best judgment of the persons voting the Proxy, subject to instructions on the face of the Proxy to the contrary.

SHAREHOLDER PROPOSALS

Shareholder proposals to be considered for inclusion in the Information circular for the 2009 annual meeting of the Company should be received by the Secretary of the Company on or before the close of business on February 22, 2009.

CORPORATE GOVERNANCE STATEMENT

This statement gives readers an overview of the Company’s main corporate governance practices and policies, as adopted or followed by the Board. The Company is governed by the Company’s Articles, the Policies of its home exchange – the TSX Venture Exchange (TSX-V), some of the listing rules of the New Zealand Stock Exchange (NZSX Rules), and the requirements of the American Stock Exchange (AMEX), relevant provincial Canadian Securities Commissions, the U. S. Securities and Exchange Commission and the New Zealand Securities Commission, as well as British Columbia corporations law and New Zealand law relating to overseas companies. It is also Company policy to endeavour to comply with the spirit of the NZSX Rules and principles of the NZSX Corporate Governance Best Practice Code where reasonably practicable. There may be material differences between the NZSX Rules and the mandatory rules applying to the Company, some of which are noted within this statement. Further information on the corporate governance and principles of the TSX-V is set out in the TSX Company Manual and available at www.tsx.com/en/listings/TSX_Issuer_Resources. The applicable regulations, as imposed by the Canadian provincial securities commissions, are available from www.albertasecurities.com. Also see the Company’s website (www.austral-pacific.com) for disclosure of the significant ways in which the Company’s corporate governance practices differ from those followed by U.S. domestic companies.

Some matters required to be disclosed are referred to elsewhere in this Information Circular. Their location is identified in this statement.

Board of Directors

The independent members of the current Board of Directors are Ronald Bertuzzi, Douglas Ellenor, Peter Hazledine, Peter Hill, and David Newman. Thompson Jewell is not independent, as Mr. Jewell is the current CEO. Bernhard Zinkhofer is classified as not independent as his law firm provides legal services to the Company. A majority of the current directors, and of the proposed directors, are independent.

The chairman of the Board of Directors is Dr. Peter Hill, who is an independent director of the Company.

The independent directors have regularly scheduled meetings without management or non-independent directors present, at the commencement of most scheduled Board meetings. They may also meet together without management and non-independent directors, as they require. Since January 2007, the independent directors have met 6 times before scheduled meetings for general discussions, and approximately 3 other times, in relation to specific issues, without management or non-independent directors present.

The Board meets at least once per fiscal quarter, and more frequently as Company business requires. Attendance at Board meetings (since January 1, 2007) by directors is as follows:

Director	Board Meetings (1)	Attended

Ronald Bertuzzi	19	18
Douglas Ellenor	19	17
Peter Hazledine (2)	6	6
Peter Hill	19	18
Thompson Jewell (3)	14	12
David Newman	19	17
Richard Webber (4)	4	3
Bernhard Zinkhofer (5)	9	8

(1)

Number of meetings since the beginning of the Company’s most recently completed financial year (ie since January 1, 2007) up to the date of this Circular (Apr 3, 2008), which the director was eligible to attend.

(2)	Appointed January 1, 2008.

(3)	Appointed May 1, 2007.

(4)	Removed as a director effective April 20, 2007.

(5)	Appointed August 22, 2007.

Board Mandate

The Board of Directors is elected by the Company’s shareholders and is responsible for approving the strategic direction of the Company and overseeing the management of the Company. It is accountable to the shareholders for the performance of the Company, and compliance by the Company with laws and standards.

The Board has established a Charter governing the principles and practices of the Board and its members, which Charter is reviewed annually. A copy of this Charter is available on SEDAR at www.SEDAR.com and is published on the Company’s website. Under the Charter, the Board is responsible for establishing a corporate environment (including appropriate controls, procedures and incentives) that promotes fiscal accountability, high ethical standards and compliance with applicable laws and industry and community standards.

The Board is also required to review and approve or amend the strategic direction and business plans proposed by management, and monitor their implementation. The Board meets with senior management at least annually for an extended session in order to consider and establish a strategic plan for the Company.

The Board Charter sets out the specific responsibilities of the Chairman. The Board has not developed specific position descriptions for the chairs of its sub-committees. The Board Charter does however require the chairs of Board committees to develop that Committee’s agenda for meetings and its work programme for the year, including frequency of meetings recognising the Committee’s Charter, any Board directions to the Committee and applicable regulatory requirements.

A position description for the Chief Executive Officer has been established by the Board. The Board delegates responsibility for the day-to-day leadership and operations of the Company to the CEO. It sets management objectives and performance targets and monitors management’s performance against these targets, through regular reports, meetings and discussions amongst the Board, and between the Board and senior management, and an annual review against performance measures.

The Board also sets reasonable limits for operational management’s authority, set out in the Delegations of Authority policy. The Board requires that all material transactions receive Board review. In this regard, all financing transactions are considered material to the Company. The policy requires all annual budgets for exploration and production activities to be approved by the Board. Expenditure in accordance with, or within a defined limit over, budget is then within the CEO’s authority. Prior Board approval is specifically required for new permit applications, major changes to permits, work programmes, and sale or acquisition of permits or other assets. Any responsibility which is not delegated to senior management or to a committee of the Board of Directors remains with the full Board.

The Board has established three standing committees – the Audit and Risk Management Committee, the Remuneration and HR Committee and the Nominating Committee. See below for discussion of these committees.

Board Membership

The minimum number of directors that may be appointed is three. The Company’s policy is to maintain representation of both North American and New Zealand residents on the Board. The Board of Directors currently comprises seven members, five of whom are independent directors.

In accordance with British Columbia corporations law and the Company’s Articles, at each annual meeting all the directors are deemed to retire. (NZSX Rules provide for rotation of directors.) All directors are eligible for re-election.

The Board nominates directors in accordance with the recommendations of the Nominating Committee, and may receive nominations from shareholders. The Committee Charter (published on the Company’s website) requires the recommendation of criteria for Board membership, identification of individuals qualified to become Board members, and recommendation of appointment of directors to committees of the Board. Nominations are based on the need to obtain persons of the requisite skills for Board membership with sufficiently diverse and independent backgrounds. Consideration is also given to the appropriate mix of executive and independent directors. Regulatory authorities in North America exercise the right to approve any person for directorship.

The Board currently has no specific prior experience or accreditation requirements nor formal procedures for assessing performance of Board members other than in relation to measurable operational success and share performance. Whilst the Board has no formal continuing education programme or requirements for directors, it does encourage directors to seek out training programmes and seminars on appropriate topics, and the Company pays for such courses. The Board is considering using a self evaluation questionnaire to ascertain if this method will fulfil its responsibilities in regard to assessing the performance of the Board and its members. As is normal, the Board receives considerable feedback from shareholders.

The Board does not currently have specific orientation procedures for new directors regarding the role of the board, its committees and its directors and the nature and operation of the Company’s business. New directors are chosen for their business skills and/or experience in the petroleum exploration and production industry, and therefore have general knowledge about the nature of the Company’s business. The Board Charter, policies of the Company and relevant current reports are made available to new members of the Board.

Ethical and Responsible Conduct

The Board of Directors has established a Code of Ethics for the Company, applying equally to directors, management and staff, specifying the standards and ethical considerations to apply in conducting business, particularly relating to conflicts of interest, fair dealing in the industry, and includes mechanisms for reporting unethical behaviour, and applicable disciplinary measures. The Code is reviewed annually. Some minor amendments to it were adopted in December 2006, extending and clarifying certain explanations and restrictions. No further amendments were made at the review in 2007. The Code is published on, and is available for download from, the Company’s website.

The Code is made available to all staff. It includes a mechanism for reporting concerns anonymously (so-called “whistleblower protections”). The Board has not received any reports of concern and the Board is not aware of any conduct constituting a material departure from the Code. No waivers from the Code have been granted by the Board.

The Company also has a policy on corporate information and share trading by directors and employees, which sets out their responsibilities relating to confidentiality of corporate information, and the approval procedures and black-out periods applying to directors, officers and staff to prevent trading in the Company shares during times of material corporate developments.

Directors are required to disclose to the Company all other directorships and security holdings which could potentially give rise to conflicts of interest. These disclosures are reviewed and updated at each scheduled Board meeting. Directors who are materially interested in a transaction may attend the relevant meeting but do not take part in discussions on the transaction and must abstain from voting on the issue.

The Board is entitled to seek independent advice, and specifically to employ independent legal counsel, at the Company’s expense, when appropriate.

Directors’ Remuneration

The Remuneration and HR Committee’s composition and its purposes are discussed in the “Statement of Executive Compensation” under the headings “Composition of Compensation Committee” and “Report on Executive Compensation” below. The Remuneration Committee meets as needed, but at least twice a year.

The directors’ remuneration and discussion of director remuneration policies are disclosed in the “Statement of Executive Compensation” under the heading “Compensation of Directors”. Such remuneration must, in accordance with TSX-V policies, be “reasonable” and be considered by the Remuneration Committee. Such remuneration does not require shareholder approval, as would be the case under NZSX Rules.

The considerations taken into account by the Remuneration Committee in setting and assessing remuneration for senior management are discussed in the “Statement of Executive Compensation” under the heading “Report on Executive Compensation”.

Audit Committee

The Company’s Audit and Risk Management Committee currently comprises David Newman (chairman), Ronald Bertuzzi, Douglas Ellenor, Peter Hazledine and Peter Hill, all of whom are “financially literate” as defined by relevant legislation. All are independent directors. Mr. Newman is a New Zealand Chartered Accountant and has been appointed by the Board as the Company’s “financial expert” on the Committee.

The Committee is directly responsible for the appointment (subject to shareholder ratification), compensation and oversight of the independent auditor of the Company, who reports directly to the Audit Committee. The Committee is also required to assist the Board in discharging its responsibility to exercise due care, diligence and skill in relation to oversight of:

-	the integrity of external financial reporting;

-	the application of financial policy;

-	financial management;

-	internal control systems;

-	accounting policy and practice;

-	related party transactions: and

-	compliance with applicable laws, regulations and standards.

The Board has established an Audit and Risk Management Committee Charter which sets out in full the Committee’s responsibilities, procedures for communication with the auditor, and against which the committee’s performance is measured. The Committee has also established a policy for the confidential and anonymous receipt, retention and treatment of complaints. The Audit and Risk Management Committee Charter has been filed on, and is available from, the SEDAR website at www.sedar.com, and both the Committee’s Charter and the Audit & Risk Management Committee Complaints Policy are published on the Company’s website at www.austral-pacific.com.

Rights of Shareholders

The Board aims to ensure that shareholders are informed of all major developments affecting the Company’s activities. Information is communicated to shareholders in the Annual Report and Information Circular, quarterly reports, disclosure to the NZSX, AMEX and TSX-V, and by regular updates distributed by email or fax and published on the Company’s website.

The Board encourages full participation of shareholders in the annual general meeting (AGM), to ensure Board accountability, and identification with the Company’s strategies and plans. The Company provides AGM materials to all holders of quoted equity securities, and allows all such holders to attend the AGM. Only holders of shares at the Record Date are entitled to vote. Proxy forms in North America are commonly provided with recommended appointees specified, contrary to NZSX Rules, and the Company continues this practice.

Transactions which are outside the normal course of business and which are material, or outside the normal course of business and involving related parties to the Company, must receive prior approval from the TSX-V. The TSX-V may require the Company to obtain shareholder approval. Shareholder approval is not otherwise mandatory, unlike the NZSX Rules which require such approval. Insiders who are financially interested in such transactions would not be entitled to vote as shareholders on such matters.

STATEMENT OF EXECUTIVE COMPENSATION

Named Executive Officers

“Named Executive Officer” (“NEO”) means the Chief Executive Officer and the Chief Financial Officer, and each of the Company’s three highest paid Executive Officers, other than the CEO and CFO, whose total salary and bonuses exceeds CND$150,000 per annum (approximately $152,745 per annum).

During fiscal 2007, the Company had eight “Named Executive Officers” – Richard Webber, its former CEO (resigned effective April 30, 2007), Thompson Jewell, its CEO (appointed May 1, 2007), Bruce McGregor, its former CFO (resigned effective February 23, 2007), David McKeogh, its interim CFO (February 23 to June 6, 2007), Derek Gardiner, its CFO (appointed June 11, 2007), and three other NEOs – Joseph Johnston, its Petroleum Engineering Manager; Carey Mills, its Exploration Manager; and Jeanette Watson, its Corporate Secretary.

Summary Compensation Table

The following table summarizes the remuneration paid during the last three fiscal years to the Company’s NEOs:

Named Executive Officer; Principal Position		Annual Compensation(5)			Long-Term Compensation

	Fiscal Year	Salary ($)	Bonus (6) ($)	Other ($)	Securities under Options Granted (#)	All Other Compensation ($)

Richard Webber	2007	80,331	Nil	Nil	Nil	51,195	(7)
CEO (1)	2006	184,731	Nil	Nil	400,000
Thompson	2007	202,155	Nil	53,487 (10)	450,000	Nil
Jewell
CEO (1)
Bruce McGregor	2007	33,615	Nil	Nil	Nil	Nil
CFO (2)	2006	122,085	9,642	Nil	Nil	Nil
	2005	73,110	Nil		100,000	Nil
David McKeogh	2007	Nil	Nil	72,027 (8)	Nil	Nil
CFO (2)
Derek Gardiner	2007	74,188	Nil	Nil	180,000	Nil
CFO (2)
Joseph	2007	225,521	12,678	Nil	30,000	Nil
Johnston	2006	186,657	4,119	Nil	Nil	Nil
Petroleum	2005	14,876	Nil	Nil	100,000	Nil
Engineering
Manager (3)
Carey Mills	2007	185,876	10,862	Nil	30,000	Nil
Exploration	2006	146,265	2,247	Nil	Nil	Nil
Manager (4)	2005	Nil	Nil	Nil	100,000	Nil
Jeanette Watson	2007	Nil	Nil	156,673 (9)	Nil	Nil
Corporate	2006	Nil	Nil	109,853 (9)	Nil	Nil
Secretary	2005	Nil	Nil	91,653 (9)	Nil	Nil

(1)	Mr. Webber was appointed from February 7, 2006 and resigned effective April 30, 2007. Mr. Jewell was appointed from May 1, 2007.

(2)	Mr. McGregor was appointed from April 25, 2005 and resigned effective February 23, 2007. Mr. McKeogh was appointed as interim CFO until the commencement of Mr. Gardiner on June 11, 2007.

(3)	Mr. Johnston was appointed from December 1, 2005.

(4)	Mr. Mills was appointed from October 4, 2005 and served as a contractor in the role until his employment with effect from December 1, 2005. He was on unpaid leave during December 2005.

(5)

All officers (except the CEO) are employed or contracted by, and salaries or fees are paid by, a subsidiary of the Company, Austral Pacific Energy (NZ) Limited, under a management contract with the Company. The Company does not pay any compensation directly to NEOs. Compensation is paid in New Zealand dollars. The NZD amounts have been converted to USD at the average exchange rate for the 12 months of 2007, being 0.7414.

(6)

Bonuses were not traditionally paid to employees, including managers, until the introduction of a performance bonus scheme from 2006. See below under “Report on Executive Compensation” for further details of scheme.

(7)	Upon cessation of employment with the Company, Mr. Webber received 2 months’ salary in lieu of completion of notice period.

(8)	Mr. McKeogh was contracted from PriceWaterhouseCoopers, and contract payments were made to that firm for his services.

(9)	Ms Watson is contracted by Austral Pacific Energy (NZ) Limited and receives fees rather than salary payments.

(10)	Re-location, accommodation, parking and annual home country visit allowances.

Options Granted During the Last Fiscal Year

The following options were granted to Named Executive Officers during the 2007 fiscal year:

NEO Name	Securities under Options Granted (#)		Percent of Total Options Granted in Year	Exercise Price ($ / Security)	Market Value of Security underlying Options on Date of Grant ($ / Security)	Date of Grant	Expiration Date

Thompson	50,000	(1)	3.04	1.20	1.17	Sept 14, 2007	Sept 14, 2012
Jewell
Derek	30,000	(1)	1.8	1.20	1.17	Sept 14, 2007	Sept 14, 2012
Gardiner
Joseph	30,000	(2)	1.8	1.20	1.17	Sept 14, 2007	Sept 14, 2012
Johnston
Carey Mills	30,000	(2)	1.8	1.20	1.17	Sept 14, 2007	Sept 14, 2012
Derek	150,000	(2)	9.12	1.02	0.99	Jun 11, 2007	Jun 11, 2012
Gardiner
Thompson	400,000	(2)	24.3	1.14	1.06	May 1, 2007	May 1, 2012
Jewell

(1)	Options fully vest over 24 months.
(2)	Options fully vest over 18 months.

No Named Executive Officers exercised options during the 2007 fiscal year.

As at December 31, 2007, Named Executive Officers held the following options:

NEO Name	Exercise Price ($)	Unexercised Options at Year-End (#) Exercisable / Unexercisable	Value of Unexercised in the money Options at Year-End ($ / Security) Exercisable / Unexercisable

Thompson Jewell	1.14	133,334/266,666	$0 / $0	(1)
	1.20	0/50,000	$0 / $0	(1)
Derek Gardiner	1.02	50,000/100,000	$0 / $0	(1)
	1.20	0/30,000	$0 / $0	(1)
Joseph Johnston	1.90	33,334/66,666	$0 / $0	(1)
	1.20	0/30,000	$0 / $0	(1)
Carey Mills	1.90	33,334/66,666	$0 / $0	(1)
	1.20	0/30,000	$0 / $0	(1)

(1)	The market share price on the TSX-V at year-end was CAD$0.97 (USD$0.99); therefore these unexercised options were not “in the money” at year-end.

Since balance date, the Company has granted (on January 1, 2008) 60,000 options to directors at an exercise price of $1.01.

Termination of Employment, Change in Responsibilities and Employment Contracts

The following employment contracts were in existence between the Company or the Company’s subsidiary, Austral Pacific Energy (NZ) Limited and the listed Named Executive Officers, as at 2007 year-end:

(a)	Individual Employment Agreement dated December 7, 2005 with Joseph Johnston, the Company’s Petroleum Engineering Manager;

(b)	Individual Employment Agreement dated January 16, 2006 with Carey Mills, the Company’s Exploration Manager; and

(c)	Individual Employment Agreement dated April 19, 2007 with Derek Gardiner, the Company’s CFO;

(d)	Individual Employment Agreement dated May 1, 2007 with Thompson Jewell, the Company’s CEO.

Dollar amounts under employment contracts are as disclosed in the Summary Compensation Table.

As at year-end, only one remuneration contract with an NEO entitled the NEO to receive more than CND$100,000 from the Company, resulting from the resignation, retirement or any other termination of the officer’s employment or from a change in control or from a change of the Named Executive Officer’s responsibilities following a change in control. This was the employment contract with Thompson Jewell (the Company’s CEO), in accordance with which he would be entitled to receive payment 6 months’ base salary for retirement on medical grounds, or 12 months’ base salary for redundancy.

All other employees are entitled to a redundancy payment based on ordinary weekly pay per years of service, to a maximum of 20 weeks’ ordinary pay. No NEO would be entitled to receive more than CND$100,000 from the Company under this provision.

Composition of Compensation Committee

The remuneration committee currently consists of Douglas Ellenor (Committee Chair), Ronald Bertuzzi, Peter Hazledine and David Newman. Dr. Hill was a member of the committee until August, 2007, when Mr. Bertuzzi replaced him on the committee. Peter Hazledine was appointed as an additional member of the committee in January 2008.

All members of the remuneration committee are independent and no member is or has been an officer or employee of the Company or of any other issuer. David Newman, as Chairman of the Board until August 2007, was deemed to be an executive officer of the Company by Canadian securities regulations. However, he was not employed by the Company and performed his role on a part-term basis only, and as such was determined by the Board to be independent. See also the information under the section below headed “Interest of Informed Persons in Material Transactions”.

Report on Executive Compensation

The membership of the remuneration committee is set out in the previous section headed “Composition of Compensation Committee”. The Remuneration Committee is governed by its Terms of Reference (published on the Company’s website), which mandates it to consider and approve remuneration terms for senior management, annual adjustments in salary levels, and grants of incentive stock options to employees in accordance with the Company’s Share Option Plan and the Options Policy and Incentive Remuneration Strategy adopted by the Board. Any variation from the policy or the Plan rules, options granted outside the Plan and policy criteria, all options granted to directors, and remuneration of the CEO and directors is recommended by the Committee, but must be approved by the full Board. The Committee is also responsible for supervision of performance evaluation of non-management personnel, succession planning and other human resources policies and procedures, and the health & safety policies of the Company.

The former CEO (Mr. Webber) resigned with effect from April 30, 2007. The current CEO (Mr. Jewell) was appointed from May 1, 2007. Each CEO’s salary and option package was set by the Board, to be commensurate with the CEO’s experience level and with market conditions. The Board utilized an independent consultant, Preng & Associates, to assist in sourcing candidates and to advise on each initial remuneration package, as determined by forces in the New Zealand and international market place. Future annual adjustments to Mr. Jewell’s remuneration will be determined principally by market rates, and his and the Company’s performance against agreed business objectives.

The Company’s remuneration strategy is intended to incentivise employees (including executive officers) in a planned and transparent form. The strategy includes a bonus scheme related to shorter term performance measures, and an option scheme to provide rewards relating to the longer term performance of the Company. The combination of options and cash remuneration is balanced – options incentivising employees for future reward based on success of the Company, with the cash components (salary and bonus) being based on market rates, taking into account the international nature of the Company’s business, current market demand and supply, having regard to remuneration paid by companies of similar nature, and the calibre and ability of the employee to influence the Company’s performance.

Performance contracts have been agreed with all staff, against which the Committee assesses performance bonuses to be paid, after the end of the fiscal year. The relationship of the measurement of the Company’s performance to executive remuneration is both qualitative and quantitative. The nature of the oil and gas exploration business is such that quantitative measures based solely on financial statements can be inappropriate for an exploration company with early stage production. Quantitative measures related to production and other performance targets carry a heavier weight in assessing Company and individual performance. Such targets, as agreed with the Board, include:

(a)	meeting annual business objectives for the Company’s investment programme (exploration and development activities), production, income, cash and cost control;

(b)	agreed performance measures in relation to health, safety and environment (HSE);

(c)	meeting governance and external compliance requirements with relevant authorities; and

(d)	building stakeholder relations (internal and external) through an established communications programme.

Qualitative measures of performance are also used to assess Company and individual performance. Such qualitative measures of success in the industry include:

(a)

judging the quality of the Company’s relationships with government departments, other exploration companies that are currently or potentially joint venture participants with the Company, utilities that may have an interest in securing the Company’s oil or gas, industry associations, and research institutions relevant to the Company’s business and opportunities;

(b)	effective business processes; and

(c)	establishing a high performance team, with appropriate talent being attracted and retained by the Company, sufficient to implement the approved strategies.

The Remuneration Committee considered the CEO’s recommendations, performance contract targets and company metrics for 2006 and, in May 2007, awarded performance bonuses totaling $29,359 to current employees for performance in the 2006 fiscal year.

Option grants are also made annually under the remuneration strategy. The number of options to be granted to each employee is linked to their salary band (being a basic method of assessing ability of the employee to influence the Company’s performance), scaled (if necessary) for the number of outstanding options within the Option Plan. The number and terms of options already held by employees are not presently taken into account in determining the number of options to be awarded for annual grants. All annual grants are made on the same day (being the date of that year’s Annual General Meeting of the Company, since changed to be the date of issue of the Annual Report), and the same exercise price applies, calculated as a 5-trading day average of the AMEX (USD) closing market price for the 5-day period after the grant date. As set out below, non-executive directors are entitled to receive 50,000 options annually (except the Chairman who is entitled to 75,000 options). All other terms of the options granted are as specified by the Company’s current option plan. The Board voted to defer the granting of annual incentive options in 2008, with a review to occur in August 2008.

Options are sometimes granted upon appointment of an executive on similar terms, except that the exercise price is the AMEX closing market price on the appointment date.

All options are granted as non-assignable and non-transferable, with a term of up to 5 years, terminating within 90 days after the optionee ceasing to be employed by, or provide services to, the Company, at an exercise price not less than the TSX-V specified Discounted Market Price. All stock options are granted without purchase price and entitle the holder to the issue of one common share, upon payment of the exercise price, for each stock option exercised. Options vest in 3 equal amounts over 18 months (or 24 months for recipients who have been associated with the Company for less than 6 months at the time of option grant).

The Company offers employees a group scheme for life, trauma and income protection insurances. The Company does not generally offer other superannuation, medical, vehicle or other benefits as it believes that these are best dealt with on a personal basis by the individual executive.

This Report on Executive Compensation has been unanimously approved by and is submitted to shareholders by the Remuneration and HR Committee of the Board of Directors

Share Performance Graph

The following graphs compare the change percentage of the common shares compared to the cumulative change percentage of the TSXV Composite Index, and of the AMEX Composite Index:

Notes:

The Company’s Shares traded on the OTC Bulletin Board (“OTC”) from January 1999 to April 2005. A yearly index of the OTC was not available for comparison purposes.

The Shares commenced trading on the TSX Venture Exchange (“TSXV”) on January 2, 2004. Accordingly, a five year comparison with the TSXV Composite has been used as a comparative for the value of an investment in the Company. The price of the Shares is in Canadian dollars.

The Shares commenced trading on the American Stock Exchange (“AMEX”) on April 18, 2005. Accordingly a two year and eight month comparison with the AMEX Composite has been used as a comparative for the value of an investment in the Company. The price of the Shares is in US dollars.

Compensation of Directors

During fiscal 2007, the Board’s Remuneration Committee reviewed the directors’ remuneration scheme established in 2006 and compared it with data from North American and Australasian market surveys of directors’ remuneration, taking into account the need to attract and retain industry-experienced directors. Following this review, an amended remuneration scheme was established for directors with effect from January 1, 2007, as follows:

Board Position	Payment

Annual base fee directors	$25,000 per annum
Chairman’s fee	$40,000 per annum
Audit committee chairman	$10,000 per annum
Audit committee member	$5,000 per annum
Remuneration committee chairman	$7,500 per annum
Remuneration committee member	$3,500 per annum
Option grant upon appointment	60,000 share purchase options (5 years at market close)
Annual option grant (base)	50,000 share purchase options (5 years at 5-day market average)
Annual option grant (Chairman)	75,000 share purchase options (5 years at 5-day market average)

During fiscal 2007, the following remuneration was paid to each director (fees paid and options granted), under this scheme:

Name	Fees Paid ($)		Securities under Options Granted (#)	Exercise Price ($/Security)	Date of Grant	Expiration Date

Ronald Bertuzzi	31,096		50,000	1.20	Sep 14, 2007	Sep 14, 2012
Douglas Ellenor	37,320		50,000	1.20	Sep 14, 2007	Sep 14, 2012
Peter Hill	38,373		50,000	1.20	Sep 14, 2007	Sep 14, 2012
David Newman	44,916		50,000	1.20	Sep 14, 2007	Sep 14, 2012
Bernhard	8,000	(1)	50,000	1.20	Sep 14, 2007	Sep 14, 2012
Zinkhofer			60,000	1.23	Sep 14, 2007	Sep 14, 2012

Notes:

(1)	Fees paid to Lang Michener LLP for directorial services of Mr. Zinkhofer from August 21, 2007.

All options fully vest over 18 months. Mr. Jewell received two grants of options during 2007, as set out in the table under the heading “Options and SARs”, as an executive officer. After balance date, Mr. Peter Hazledine received a grant of 60,000 options on January 1, 2008, upon appointment as a director. The options were granted at an exercise of price $1.01, expiring Dec 31, 2012, vesting fully on Jan 1, 2010.

For the period from September 1, 2006 to January 31, 2007, Dr. Hill also received additional fees for assisting management in defining job descriptions and performance criteria for senior management, and defining a structure for the company that was consistent with its stated objectives. For fiscal 2007, the aggregate amount paid for this special assignment was $3,000.

Expenses directly attributable to services as directors are reimbursed to the directors by the Company. No pension, retirement or similar benefits are paid or payable to members of the Board.

The Company also has in place a standard Directors & Officers Liability Insurance policy on behalf of every past, present or future director, secretary or officer for the Company and its subsidiary companies, against liabilities to other parties that may arise from their positions with the Company or its subsidiaries. It has taken out liability insurance for the former directors of Arrowhead Energy Limited (a subsidiary acquired by the Company with effect from December 22, 2006).

The Company has granted a deed of indemnity to the resident director of its Papua New Guinea subsidiary, and a letter of indemnity to a former director of the majority of its New Zealand subsidiaries. Arrowhead Energy Limited has granted deeds of indemnity to two former directors. No other agreements to contractually provide indemnities have been executed or delivered.

See also information concerning remuneration paid to directors for services as consultants or experts to the Company during fiscal 2007, in Note 15 – Related Party Transactions in the Company’s annual financial statements and the related management discussion and analysis for the year ending December 31, 2007 contained in the Company’s Annual Report.

Equity Compensation Plan Information

As at December 31, 2007:

Plan Category	Number of Securities to be issued upon exercise of outstanding options (#)	Weighted-average exercise price of outstanding options ($)	Number of Securities remaining available for future issuance under approved equity compensation plans (#)

Equity Compensation
Plans approved by	1,987,500	1.32	1,254,114
securityholders (“2006
Plan”)
Total	1,987,500	1.32	1,254,114

Interest of Certain Persons or Companies in Matters to be Acted Upon

No current or proposed director or officer of the Company, nor any person who has been a director or officer of the Company since January 1, 2007, nor any of their affiliates or associates, has any material or substantial interest, direct or indirect, whether by way of beneficial ownership of the Company’s securities or otherwise, in any matter to be acted on at the Meeting other than the election of directors or appointment of auditors, except as disclosed in this Information Circular.

Interest of Informed Persons in Material Transactions

An informed person is one who generally speaking is a director or officer or a > 5% shareholder of the Company. To the knowledge of management of the Company, no informed person or any proposed director of the Company or any associate or affiliate of any informed person or proposed director had any material interest (direct or indirect) in any transaction or proposed transaction which has materially affected or would materially affect the Company or any of its subsidiaries during fiscal 2007 nor in the current year, other than as set out below, elsewhere in this Information Circular or in documents referred to in it (in particular see Note 15 – Related Party Transactions in the Company’s annual financial statements for the year ending December 31, 2007 contained in the Company’s Annual Report).

Infratil Gas Limited participated in a private placement of shares in the Company in March 2007. David Newman, a director of (and previously Chairman of the Board of Directors) of the Company, is also chairman of the Board of Directors of Infratil Limited, Infratil Gas Limited’s sole shareholder. He took no part in the Board’s deliberations related to placement of units to Infratil Gas Limited.

Additional Information Available

Additional information relating to the Company is available on SEDAR, the Canadian securities regulatory administrators’ website, at www.SEDAR.com.

The following, filed on SEDAR at www.SEDAR.com, are specifically incorporated by reference into, and form an integral part of, this Information Circular:

■	Notice of Meeting, accompanying this Information Circular;

■	Company’s audited financial statements and related Management Discussion & Analysis for the year ended December 31, 2007, filed on March 28, 2008;

■	Annual Information Form (NI 51-102F2) filed on March 28, 2008;

■	Code of Ethics filed on January 8, 2007;

■	Board Charter filed on March 28, 2008;

■	Audit Committee Charter filed on March 28, 2008.

All the above documents are available for internet download from the Canadian securities regulatory administrators’ website at www.SEDAR.com, or from the Company’s website at www.austral-pacific.com, or will be promptly provided by the Company on request (to security holders without charge). Requests may be made by email, fax, mail or phone, to the Secretary of the Company at the addresses at the end of this Information Circular.

Financial information about the Company is provided in its audited financial statements and its related Management Discussion and Analysis for the fiscal year ended December 31, 2007, which together with the accompanying audit report are included in the Company’s Annual Report. If you have previously requested a copy of the annual financial statements and the related management discussion and analysis, such Annual Report will have been mailed to you, or you will have received email notification that the Annual Report is available for download from the Company’s website. Any other person may obtain a copy of the Annual Report via any of the methods set out above (without charge to security holders).

Further information about the Company’s Board of Directors and its corporate governance policies, and about its Audit Committee, is available in the section above headed “Corporate Governance Statement” and in the Company’s Annual Information Form for the year ended December 31, 2007 in the sections headed “Directors and Officers” and “Audit Committee”, respectively. Copies of this document are available via any of the methods set out above.

DIRECTORS’ APPROVAL

The Board of Directors of the Company has approved the contents of this Information Circular and its delivery to shareholders and to the appropriate regulatory agencies.

(Signed) P J Hill

Peter Hill
Chairman of the Board
Wellington, New Zealand
April 28, 2008

If you require further information or clarification of any matter in this Information Circular, please contact the Company Secretary at:

Phone: +64 (4) 495 0888; Fax: +64 (4) 495 0889
E-mail: mail@austral-pacific.com

Street Address:	Mailing Address:
Level 3, 40 Johnston Street	PO Box 5337
Wellington 6011	Lambton Quay
New Zealand	Wellington 6145
New Zealand